GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road, Greenwood Village CO 80111

and

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY of NEW YORK

489 Fifth Ave., 28th Floor, New York, New York 10606

April 14, 2021

VIA EDGAR

Quinn Kane

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Great-West Life & Annuity Insurance Company (“GWL&A”), and Great-West Life & Annuity

Insurance Company of New York (“GWL&A of NY”) (collectively “Great-West”)

Variable Annuity-8 Series Account of each company (the “Registrants”)

Response to SEC Comments on Post-Effective Amendments to the Great-West SecureFoundation II Variable Annuity (“SFII”) Registration Statements on Form N-4 (collectively the “Amendments”)

File Nos:

811-23050 & 333-203628 (SFII GWL&A Group)

811-23050 & 333-203627 (SFII GWL&A IRA)

811-23054 & 333-203854 (SFII GWL&A of NY Group)

811-23054 & 333-203855 (SFII GWL&A of NY IRA)

Dear Mr. Kane:

This letter provides Registrants’ responses to Commission Staff comments communicated via telephone on April 9, 2021, regarding the Rule 485(a) Amendments filed with the Commission on February 23, 2021. Capitalized terms used in this letter have the same meaning assigned to them in the prospectuses for the Contracts.

Registrants have incorporated all requested revisions across all four prospectuses.

Comment # 1: [Participation in the Contract][Overview], Pages i-ii. Please add disclosure regarding the contingent nature of the insurance benefit, similar to the disclosures on page 12.

Response # 1: Comment complied with by adding the following disclosure to the [Participation in the Contract][Overview] section:

“The GAWs are first made from your Covered Fund Value (i.e., GAWs are made from withdrawals of your own money). Great-West will use its own assets to make Installments to a GLWB Participant only if the Covered Fund Value is reduced to zero due to Covered Fund performance, the Guarantee Benefit Fee, certain other extra-contractual fees that are not directly associated with the GLWB, such as custodian fees or advisory fees, and/or GAWs. If a [GLWB Participant][Contractowner] needs to take Excess Withdrawals, the [GLWB Participant][Contractowner] may not receive the full benefit of the GLWB.

If the return on the Covered Fund Value over time is sufficient to generate gains that can sustain constant GAWs, we may never pay you GAWs from our own money, which means the GLWB would not have provided any financial gain. Conversely, if the return on the Covered Fund Value over time is not sufficient to generate gains that can sustain constant GAWs, then the GLWB would be beneficial.”

Comment # 2: Fee Tables, Pg. 4.    Please explain how the variable asset charge is calculated with the Guaranteed Benefit Fee.

Response # 2: Comment complied with by revising the footnotes following the table (revisions are underlined below):

1 Currently, there is no annual Contract Maintenance Charge. However, we reserve the right to impose a Contract Maintenance Charge up to the maximum amount stated.

2 Variable Asset Charge is calculated on the GLWB Participant Account Value, which means you will begin to pay the Variable Asset Charge immediately on investment in the Contract.

3 You will pay the Guarantee Benefit Fee separately on each Covered Fund Value after the Benefit Base is established with respect to the Covered Fund. When we begin to charge the Guarantee Benefit Fee, the Guarantee Benefit Fee is added to the Variable Asset Charge. The Benefit Base for the Great-West SecureFoundation® Lifetime Funds may be established after your Election Date. The Guarantee Benefit Fee information is found under the section “The Guaranteed Lifetime Withdrawal Benefit.”

Comment # 3: Fee Tables, Pg. 4.    Please move the footnotes associated with the maximum and current fee table immediately after such table.

Response # 3: Comment complied with by moving footnotes 1, 2, and 3 immediately after the table.

Comment # 4: Condensed Financial Information, Pg. 5. With respect to the IRA versions (333-203627 and 333-203855), please explain why there is no historical information about the value of the units used to measure Covered Fund Value.

Response # 4: To date, there have been no sales under either IRA version of the product (333-203627 and 333-203855). As a result, there is no historical condensed financial information for these 2 prospectuses.

Comment # 5: The Guaranteed Lifetime Withdrawal Benefit, Pg. 12. Please use the disclosures in paragraphs 6 and 7 as the basis for the disclosures requested in Comment #1.

Response # 5: Comment complied with as described in Response #1.

Comment # 6: Signature Page. For the Great-West Life & Annuity Insurance Company versions of the registration statements, please revise to indicate who is the Principal Accounting Officer. For the Great-West Life & Annuity Insurance Company of New York versions of the registration statements, please revise to indicate who is the Principal Financial Officer.

Response # 6: Comment complied with by revising the title descriptions to include Principal Accounting Officer and Principal Financial Officer for the respective filings.

We believe that we have been fully responsive to the Staff’s comments and that our responses do not raise additional issues for the Staff’s consideration. Upon receipt of Staff approval of Registrants’ responses, we will file registration statement amendments with these revisions on April 23, 2021, along with other non-material information that is required to be updated annually, pursuant to Rule 485(b) under the Securities Act.

Thank you for your time and attention. Please direct any questions or comments to me at (303) 737-0172, or contact me via email at mike.knowles@empower-retirement.com.

Sincerely,

/s/ Mike Knowles

Mike Knowles, Senior Counsel

Great-West Life & Annuity Insurance Company

Great-West Life & Annuity Insurance Company of New York

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